Please Reply to Alfred V. Greco E-mail: agreco@sggllp.com

July 14, 2005

U.S Securities and Exchange Commission
Division of Corporation Finance Section of Filings and Reports
450 Fifth Street, NW
Washington DC 20549
Attn: Tim Buchmiller; Mail Stop 6010

Re:  Bovie Medical Corporation Amendment No. 3 File No. 333-120741    Registration Statement on Form S-3

Gentlemen:

Attached hereto is Amendment No. 3 to form S-3 (Form S-3/A3) in response to the staff’s comment letter dated May 12, 2005. We have numbered our responses to correspond to the numbered comments in the staff’s letter of May 12, 2005. All references to Form 10KSB/A herein shall refer to Form 10KSB filed on March 31, 2005 for the period ended December 31, 2004, as amended, and 10QSB/A shall refer to Form 10QSB filed on May 13, 2005 for the quarterly period ended March 31, 2005, as amended.

1.
We have eliminated references to sales in the Middle East in both the Form S-3/A3, 10KSB/A, and 10QSA/A. For the information of the staff sales to our Middle East distributor were less than $5,000.00 in 2003 and $6,700.00 in 2004. We do not know the identity of the countries to which our product may have been further distributed.

2.
After review and reconsideration, we have deleted the risk factor relating to the Company’s patents and have amended the disclosure in our Form 10KSB/A to delete language referring to “general” and “specific” patents in the Form 10KSB/A.

3.	We have complied and refined the Risk factor “certain aspects of our operations…” in Form S-3/A3

4.	For the information of the staff, the Michigan litigation was settled with no further cost to the Company.

5.	We have complied and corrected typographical oversight to properly identify the additional Selling stockholders, the R+R Opportunity Fund LLP under title the “selling shareholders”.

6.	We have deleted such 8K references from the Form S-3 and added recent form 8K filed on May ____, 2005 concerning resignation of Alfred V. Greco as a director for personal reasons.

7.
Duly noted; we have conferred with Arthrex Inc. relative to the petition for confidential treatment, the SEC comments thereto and our proposed reply. Our response filing will be delivered promptly under separate cover with or shortly following filing of the Form S-3/A3.

8.
In connection with Emergency Medical Innovations, Inc. and the suture removal device, please be advised that the additional estimated cost to bring this product to market is approximately $50,000.00 including advertising, show expense, additional tooling and the required inventory to maintain projected sales over the next year. This product fits well with our present line of products because the distributors who sell our products now would also be able to sell the suture removal device. It is possible that this product could generate significant revenues and have a material effect on our profits. However, we do not foresee that it will have a material effect on our capital requirements. We have complied.

9.	We have complied. See MD+A second paragraph under titles “2004 compared with 2003”.

10.	We have complied. We have affected changes in both the 10KSB/S and the 10QSB/A.

11.	We have revised the table and complied with the staff’s request.

12.	Hurricane Damage

We have reconsidered the staff's comments and have changed the financial information to characterize the insurance proceeds from the hurricane damage as
"other income."

13.  The damaged portion of our building consisted of office space equal to (3,250 sq/ft) 13% of the building’s total square footage (25,000 sq. ft.). The damage resulted from the roof above the office space having been torn away with substantial water damage to the offices below. We purchased the building in 1995 for a price of $512,749.00 (net of land value). Allocable deprecation to that damaged portion of the building amounted to $15,152.00 leaving a cost basis of the damaged portion of the building at $51,472.00.

14. Accounting for Joint Venture

After reconsideration we are in agreement with the staff and we amended the balance sheet and notes to the consolidated statement to reflect the Joint Venture as a variable interest entity.
We have amended Note 1 to the Financial Statements, under the title Joint Venture, which explains the change in accounting policy and the recording of the consolidation.
We consolidated this VIE on December 31, 2004 and 2003. The most significant impact on our financial statements was to replace the investment in the Joint Venture of $200,000 by adding an intangible asset, net license rights, of approximately $350,000 and a minority interests of $150,000 for 2004 and net license rights, of approximately $360,000 and a minority interests of 160,000, for 2003.
In the above amendment we have omitted the non-material changes explained below:
The joint Venture agreement was concluded in 2000 and has had no revenues or expenses other than amortization expense of the $400,000 acquisition cost of the license rights, over 20 years. The share of Bovie, net of minority interest in the amortization expense (loss), is $10,000 per annum. The accumulated amortization expenses of $50,000 and $40,000, for 2004 and 2003, respectively, were not subtracted from the costs of the license rights. Also, the annual amortization expense of $20,000 less the minority interest $10,000 were not subtracted in the income statements for 2004 and 2003. We believe these amounts are not material as compared to our total assets of over $11 million, sales of $20 million and net earnings of $1.5 million to require additional restatement of our balance sheet or income statement.

15. Bovie’s Joint Venture Obligations

We have agreed that Bovie is the primary beneficiary of the joint venture. The comment referring to line 3.2 of the Joint Venture Agreement "any additional capital required is the sole responsibility of Bovie" does not take into account the language later on the same line that refers to Bovie's obligation "to expend its best efforts to obtain additional capital up to a total estimate of up to $1,500,000.00”. We believe the context is clear that Bovie's responsibility is not as a guarantor but as one required to expend best efforts to secure the financing, which for the information of the staff, was always anticipated to be from or through third party institutional sources (to be determined at a later time).
Pursuant to FIN 46R 14 and 15 we have determined that we will be absorbing the majority of the losses of the Joint Venture. We shall reconsider our decision to consolidate if we sell or otherwise dispose of the joint venture to unrelated parties. Furthermore with this determination, although one would expect beneficiary of a variable interest entity to receive the expected residual returns (15b), we will only receive 50% of the profits.

16. GOOD WILL AND BRAND NAME BACKGROUND:

In 1998, we issued 3,000,000 shares valued at $1.00 per share in exchange for the acquisition of the Bovie Business including brand name/trademark and inventory to produce electrosurgical generators. Bovie is and has been a highly recognized brand name in generator industry since electrosurgery was first practiced in 1924 by the famed Harvard physicist William Bovie. Bovie’s name ultimately became synonymous with the Bovie Corporation’s electrosurgical units. We purchased this brand name/trademark with the intention of using and promoting it.
The amount of goodwill related to this brand name/trademark, recognized in the acquisition of Bovie Corporation, was $1,791,257. Since 1998, all our products are marketed under the brand name Bovie/Aaron in the United States, Europe and other countries.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 31, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives were no longer amortized, but were subject to periodic impairment tests in accordance with the statements. Other intangible assets continued to be amortized over their useful lives.

The statement also required business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and establishes new criteria for recording intangible assets separate from goodwill.

The cost of brand name/trademark represented the excess of cost over identifiable net assets of the business acquired in the Bovie purchase. Prior to the adoption of SFAS No. 142, brand names and trademarks acquired in a business combination were not recognized separately from goodwill. Consequently, we used “Trade Name” categorically to include the brand name/trademark and related goodwill resulting from brand recognition. In the year ended December 31, 2001, brand name/trademark was normally amortized over 40 years. Since adoption of SFAS No. 142, brand name has not been "carved- out" from goodwill as they had not been identified and measured at fair value in the initial recording of a business combination. Furthermore, we believe that Bovie brand recognition is substantially the same as the goodwill. The company will amend the financial Statements making reference to the tangible assets acquired as “Brand Name/Trademark”.

Pursuant to the adoption of SFAS No. 142, all amortization expense on goodwill and intangible assets with indefinite lives ceased on January 1, 2002. We have performed the required impairment tests of Brand Name/trademark. There has been no reduction in the Cost of the Brand Name/trademark.

17.	We believe our response to comments 14 and 15 above include adequate responses to the staff’s concerns regarding primary beneficiary.

18.  Fair Value of Undelivered Elements

During 2002-2005, we had a five-year replacement of hand piece promotion to sell #900 and #950 electrosurgical generators. The customer had the right to return a hand piece if it became defective for no charge. The number of units sold were 603, 634, and 704 for the three years. The selling price of a hand piece is $54. Based on past experience it was determined that a hand piece would last three years under normal use. Over the five-year period it was projected that the number of hand pieces we would have to supply would be 1.65 per unit sold or $89.10 per unit of deferred sales. The deferred sales are being amortized equally over five years.

19.	We have complied.

Very Truly Yours,
SIERCHIO GRECO & GRECO

By: _______________________
Alfred V. Greco

AVG/fa